

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 3, 2018

Via e-mail
Ms. Margaret Stapleton
Executive Vice President and Principal Financial/Accounting Officer
Century Casinos, Inc.
455 E. Pikes Peak Ave., Suite 210
Colorado Springs, CO 80903

> **Re: Century Casinos, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 9, 2018**
> **File No. 000-22900**

Dear Ms. Stapleton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities